March 6, 2014

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Agenus Inc.
Preliminary Proxy Statement on Form PRE14A
Filed February 27, 2014
(File No. 000-29089)

Dear Mr. Riedler:

On behalf of Agenus Inc. (the “Company”), we are transmitting for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, proposed revisions to the language of the above-referenced proxy statement (the “Proxy Statement”), as originally filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2014. Set forth below is the Company’s response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated March 6, 2014 with respect to the Proxy Statement. For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response.

Preliminary Proxy Statement on Form PRE14A

1. Please disclose whether you currently have, or do not have, any plans to issue any of the authorized but unissued shares that would be available as a result of the approval of the amendment to your Amended and Restated Certificate of Incorporation to increase the number of shares of common stock authorized for issuance from 70 million to 140 million. Your current disclosure indicates that you will use the additional authorized but unissued shares to satisfy certain equity awards, and for general business and financial purposes. Your amended disclosure should describe any specific plans that may fall under the category of general business and financial purposes, such as any current agreements or commitments for the issuance of these shares.

Based on the Staff’s comment, the Company has revised the Proxy Statement to state that the Company currently has no specific plans, arrangements or understandings relating to the issuance of any of the Company’s common stock that may fall under the category of general business or financial purposes. The Company has added the following language to the disclosure provided in Proposal 2 at the end of the third paragraph on page 49 of the Proxy Statement:

Other than issuances pursuant to our 2009 Equity Incentive Plan, as of the date of this Proxy Statement we have no plans, arrangements or understandings regarding the issuance of additional shares that would be authorized pursuant to this Proposal 2.

* * *

In addition, please note that the Company has authorized us to inform you that it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; that Staff comments or

Securities and Exchange Commission

March 6, 2014

changes to the disclosure in response to Staff comments in the Proxy Statement do not foreclose the Commission from taking any action with respect to the Proxy Statement, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the proposed changes to the Proxy Statement are acceptable to the Staff, we expect to file the definitive Proxy Statement on Form DEF14A once the comments are cleared or the Staff indicates that we may do so. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Gerald E. Quirk at (617) 248-4817 or Daniel P. Riley at (617) 248-4754.

Sincerely,

/s/ Gerald E. Quirk
Gerald E. Quirk

cc:	Garo H. Armen, Ph.D.
Chairman and Chief Executive Officer
Agenus Inc.

Karen H. Valentine, Esq.
Vice President and General Counsel
Agenus Inc.